Exhibit 99.1

FCA Appoints Meunier as Jeep Global President

Fiat Chrysler Automobiles N.V. ("FCA") (NYSE: FCAU/MTA: FCA) today announced that Christian Meunier is named Global President of the Jeep Brand. Meunier also is appointed to the Company’s Group Executive Council (GEC).

Meunier joins FCA with deep global automotive experience, serving most recently as Chairman and Global President for Infiniti Motor Company Limited at Nissan.

"I am delighted to add Christian to the leadership team we're building to drive FCA forward," said Mike Manley, Chief Executive Officer (CEO) FCA. "He brings additional world class strength and experience to an already-proven bench, and I look forward to the continuation of the Jeep brand's growth under his stewardship."

Prior to his current role, Meunier held various global roles at Nissan including Division Vice President of Infiniti Global Sales, Marketing and Operations; Senior Vice President of Sales, Marketing and Operations for Nissan North America; Chairman Nissan Canada and President of Canada and Brazil. In addition, he has held key sales and marketing positions at Ford, Land Rover and Mercedes Benz in Europe and in the U.S.

"I'm excited to join the team at FCA," said Meunier. "The company is one I've admired from afar; and, Jeep is a brand that anyone would be privileged to be a part of."

Meunier’s appointment is effective immediately.

London, 7 May 2019

For further information:
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